Exhibit 99.1

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka, and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi,

Corporate Officer and General Manager,

Corporate Communications Department

Telephone: +81-3-6225-1126

Establishment of DAIICHI SANKYO COMPANY, LIMITED

Tokyo, September 28, 2005 – Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd. have established by stock transfer, on this day, the joint holding company, DAIICHI SANKYO COMPANY, LIMITED (located in Chuo-ku, Tokyo; hereafter referred to as “DAIICHI SANKYO”). DAIICHI SANKYO has also announced the listing of its shares, as of this date, on the First Section of the Tokyo, Osaka and Nagoya Stock Exchanges.

As a Global Pharma Innovator, DAIICHI SANKYO will enhance its ability to develop new, breakthrough drugs and increase the efficiency of its business operations enough to give it top-of-the-industry standards. On the basis of its outstanding competitiveness on the Japanese market and its solid presence on the world market, it aims to achieve high revenue growth and maximize its corporate value.

The structure and management objectives of DAIICHI SANKYO are as follows:

1. Structure

2. Business Performance Estimates for Term Ending March 31, 2006

(1)	Consolidated Estimates for the Period from April 1, 2005 to March 31, 2006

(¥ million)

	Net sales	Operating income	Ordinary income	Net income
Announced Sept. 2	894,500	124,500	126,500	62,000
To be announced	894,500	124,500	126,500	71,000
Amount change	—	—	—	9,000

*	Change in the estimates for net income reflect the corrections made to performance estimates when Daiichi Pharmaceutical Co., Ltd. announced, on September 14, that it has made its subsidiary, Daiichi Suntory Pharma Co., Ltd., a wholly owned subsidiary.

(2)	Non-Consolidated Estimates for the Period from September 28, 2005 to March 31, 2006

(¥ million)

Net sales	Operating income	Ordinary income	Net income
78,000	74,000	74,000	74,000

*	There are no changes from the estimates announced by Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd. on September 2, 2005.

3. Dividend Plan for the Period Ending March 31, 2006

DAIICHI SANKYO plans to distribute a year-end dividend of 25 yen per share to shareholders registered as of March 31, 2006. In lieu of an interim dividend payment, holders of Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd. shares registered in their respective shareholder registries as of September 27, 2005 will be paid a stock transfer subsidy of 25 yen per ordinary share.

These figures add up to a substantive yearly dividend of 50 yen per share. The target ratio of dividends on equity for the period ending March 31, 2010 has been set at 5%, and every effort is being made to give shareholders a return of the company’s profits.

*	The above estimates are based on information obtainable as of the date of this release, and actual results may differ due to a number of subsequent factors.